UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: May 26, 2011
	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

EXPLANATORY NOTE

Attached is a copy of the Notice of the 2011 Annual General Meeting of Shareholders of VimpelCom Ltd., which is to be held on June 28, 2011. Also attached is a copy of the proxy form. Both documents have been distributed to shareholders in connection with the Annual General Meeting. VimpelCom Ltd.’s Supervisory Board has established June 6, 2011 as the record date for the Annual General Meeting.

VimpelCom Ltd.

Victoria Place, 31 Victoria Street

Hamilton HM10, Bermuda

NOTICE OF THE 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

28 June 2011

10.00 am central European time

The meeting will be held at the following office address:

Claude Debussylaan 15, 1082 MC Amsterdam, The Netherlands

VimpelCom Ltd.

Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda

NOTICE

OF THE 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF VIMPELCOM LTD.

25 May 2011

Dear Shareholder

It is a pleasure to invite you to the 2011 annual general meeting of shareholders (the “AGM”) of VimpleCom Ltd. (“VimpelCom” or the “Company”). The supervisory board of the Company has resolved that the AGM will be held on Tuesday, 28 June 2011 at 10.00 am (central European time) at Claude Debussylaan 15, 1082 MC Amsterdam, The Netherlands. Only the holders of record of VimpelCom shares at the close of business on 6 June 2011, the record date for the AGM, are entitled to vote at the AGM under Bermuda law and the VimpelCom bye-laws.

The agenda of the meeting is as follows:

1.	for the shareholders to receive audited financial statements of the Company for the year ended 31 December 2010;

2.	election of the supervisory board (information about the candidates is provided in attachment 1);

3.	re-appointment of the auditor;

4.	to extend the period for preparation of the statutory annual accounts of the Company; and

5.	to resolve that Augie K. Fabela II will be deemed to be “unaffiliated” and “independent” for the purposes of his proposed appointment as a director of the Company.

The formal notice of the annual general meeting is set out on the following page of this document.

The report of our auditor and the financial statements of the Company for the financial year ended 31 December 2010 will, from 1 June 2011, appear on the Company’s website at www.vimpelcom.com and may be found at http://www.vimpelcom.com/ir/financials/index.wbp.

The affirmative vote of a majority of the votes cast at the AGM, at which a quorum is present, will be required to approve the resolution for the re-appointment of the auditor and the resolution to extend the period for preparation of the statutory annual accounts of the Company. The affirmative vote of not less than 75 per cent of the votes cast at the AGM, at which a quorum is present, will be required to approve the resolution to deem Augie K. Fabela II as “unaffiliated” and “independent” in connection with his appointment as a director. Voting on the election of directors will be by way of cumulative voting and information about the cumulative voting procedure is provided on page 6 of this document.

VimpelCom shareholders are requested to complete and return the proxy form or voting instruction form (as relevant to how your shares are held) to ensure that their shares will be represented at the AGM. If you have any questions, you may contact Gerbrand Nijman at +31631753681 or gerbrand.nijman@vimpelcom.com. Information regarding the resolutions to be proposed at the annual general meeting is set out on pages 5 to 8 of this document. We encourage you to read that information carefully.

VimpelCom’s supervisory board recommends that shareholders vote in favour of the proposals for the re-appointment of the auditor, for the extension of the period for preparation of the statutory annual accounts of the Company and to deem Augie K. Fabela II as “unaffiliated” and “independent” in connection with his appointment as a director and in favour of those of the director nominees.

VIMPELCOM LTD.

NOTICE OF THE ANNUAL GENERAL MEETING

OF SHAREHOLDERS FOR 2011

TO THE SHAREHOLDERS OF VIMPELCOM LTD.

NOTICE is given that the 2011 annual general meeting of the shareholders of VimpelCom Ltd. will be held on 28 June 2011 at 10.00 am (central European time) at Claude Debussylaan 15, 1082 MC Amsterdam, the Netherlands to receive the report of our auditor and the financial statements of the Company for the financial year ended 31 December 2010 and to vote upon the following proposals:-

1.	To appoint Dr. Hans Peter Kohlhammer as a director of the Company (as an unaffiliated director).

2.	To appoint Augie K. Fabela II as a director of the Company (as an unaffiliated director), subject to the passing of resolution 12 below.

3.	To appoint Leonid Novoselsky as a director of the Company (as an unaffiliated director).

4.	To appoint Mikhail Fridman as a director of the Company (as a nominated director).

5.	To appoint Kjell Morten Johnsen as a director of the Company (as a nominated director).

6.	To appoint Oleg Malis as a director of the Company (as a nominated director).

7.	To appoint Alexey Reznikovich as a director of the Company (as a nominated director).

8.	To appoint Ole Bjorn Sjulstad as a director of the Company (as a nominated director).

9.	To appoint Jan-Edvard Thygesen as a director of the Company (as a nominated director).

10.	To re-appoint Ernst & Young Accountants LLP as auditor of the Company for a term expiring at the 2012 annual general meeting of the Company and to authorise the supervisory board to determine its remuneration.

11.	To extend the period within which the management board of the Company should prepare the statutory annual accounts, by six months.

12.	That, in connection with the resolution to appoint Augie K. Fabela II as an unaffiliated director of the Company under resolution 2 above, Augie K. Fabela II will be deemed, for all purposes of the bye-laws of the Company, and for so long as he serves on the supervisory board of the Company, to be “Unaffiliated” and “Independent” (each as defined in the bye-laws of the Company) and that his nomination for appointment as an unaffiliated director is approved.

13.	Any other business which may properly come before the meeting or any adjournment of the meeting.

Resolution number 12 will be proposed as a special resolution.

If any other matter properly comes before the meeting or any adjournment of the meeting, the persons named in the proxy form and voting instruction for the meeting will vote the shares represented by all properly executed proxies and voting instruction in their discretion.

The supervisory board has set 6 June 2011 as the record date for the annual general meeting. This means that only those persons who were registered holders of VimpelCom Ltd. common shares and/or convertible preferred shares at the close of business on that record date will be entitled to receive notice of the annual general meeting and to attend and vote at the meeting and any adjournment of the meeting.

Proof of ownership of common shares and/or convertible preferred shares, as well as a form of personal identification, must be presented in order to be admitted to the meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted at the meeting.

This notice should be read in conjunction with the accompanying information.

The report of our auditor and the financial statements of the Company for the financial year ended 31 December 2010 will, from 1 June 2011, appear on the Company’s website at www.vimpelcom.com and may be found at http://www.vimpelcom.com/ir/financials/index.wbp.

Information about the nominees for appointment to the supervisory board of the Company is set out in the material accompanying this notice.

By Order of the Supervisory Board

Marlies A. Smith
Secretary

Dated: 25 May 2011

Record Date and Voting

Registered holders of record of VimpelCom common shares and convertible preferred shares will be entitled to vote at the annual general meeting or any adjournment or postponement of the meeting. You are the registered holder of record of VimpelCom shares if your VimpelCom shares are registered in your name on VimpelCom’s register of members at the close of business on the record date for the meeting, which is 6 June 2011. Holders of record of VimpelCom shares will receive a proxy form from VimpelCom and will be entitled to vote by proxy at the annual general meeting.

Holders of record of VimpelCom ADSs will be entitled to instruct the depository as to the exercise of the voting rights attaching to the VimpelCom common shares represented by the holder’s VimpelCom ADSs. You are a holder of VimpelCom ADSs if your VimpelCom ADSs are evidenced by physical certificated American Depository Receipts or book entries in your name so that you appear as a VimpelCom ADS holder in the register maintained by the depository at the close of business on the record date. If you are a holder of record of VimpelCom ADSs, you will receive a voting instruction from the depository with instructions on how to instruct the depository to vote the VimpelCom common shares represented by your VimpelCom ADSs.

If you hold VimpelCom ADSs through a bank, broker or other nominee (in “street name”), you may receive from that institution a voting instruction form that you may use to instruct them on how to cause your VimpelCom ADSs to be voted.

Registered holders of VimpelCom shares can vote at the annual general meeting by ballot. If you are a VimpelCom ADS holder you may not vote your shares in person at the annual general meeting unless you obtain a proxy form from the depository giving you the right to vote the shares at the annual general meeting. Even if you plan to attend the annual general meeting, we recommend that you also submit your proxy form or voting instruction as described in this document so that your vote will be counted if you later decide not to attend the meeting.

A quorum for the transaction of business at the annual general meeting is the presence in person of two or more persons at the start of the meeting having the right to attend and vote at the meeting and holding or representing in person or by proxy at least 50% plus 1 voting share of the total issued voting shares in VimpelCom at the time.

Pursuant to the VimpelCom bye-laws, the approval of the re-appointment of the auditor and the approval of the extension of the period for preparation of the statutory annual accounts of the Company are each subject to the affirmative vote of a simple majority of the votes cast.

Pursuant to the VimpelCom bye-laws, the approval of the resolution to deem Augie K. Fabela II as “unaffiliated” and “independent” in connection with his appointment as a director will be proposed as a special resolution and is therefore subject to the affirmative vote of not less than 75 per cent of the votes cast.

Pursuant to the VimpelCom bye-laws, the resolutions for appointment of the director nominees will be voted upon by way of cumulative voting. Further details on cumulative voting procedures are set out on page 6 below.

In the event a quorum is not present at the annual general meeting, then the meeting will stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the CEO may determine.

Abstentions will be counted towards the presence of a quorum at, but will be not considered votes cast on any proposal brought before, the annual general meeting.

If you are a registered holder of VimpelCom shares and have voted by proxy, you may change your vote by signing, dating and returning a completed proxy form with a later date on or before the voting deadline of 27 June 2011 at 10.00 am (central European time) or by attending the annual general meeting and voting in person. If you are a VimpelCom ADSs holder and have voted by submitting a voting instruction, you may change your vote at any time before the voting deadline of 12.00 noon eastern standard time in the United States pm on 22 June 2011. If you hold your VimpelCom ADSs in street name and wish to change your vote, you should follow the instructions provided by your bank, broker or other nominee. Registered holders of VimpelCom shares or VimpelCom ADSs who need another copy of their proxy form of voting instruction may contact the Company by any of the following methods:-

Mail Claude Debussylaan 15 1082 MC Amsterdam The Netherlands Attention: Legal Department	E-mail barbara.nijhuis@vimpelcom.com Phone +31 (0)20 797 7219

The Proposals

Set out below is a description of each proposal for which shareholder approval is sought. The supervisory board has recommended that the shareholders vote in favor of the resolutions for re-appointment of the auditor, for the approval of the extension of the period for preparation of the statutory annual accounts of the Company and to deem Augie K. Fabela II as “unaffiliated” and “independent” in connection with his appointment as a director, and in favor of the resolutions for those of the director nominees.

PROPOSALS 1-9. ELECTION OF THE SUPERVISORY BOARD

Text of the Proposed Resolutions:

1.	To appoint Dr. Hans Peter Kohlhammer as a director of the Company (as an unaffiliated director).

2.	To appoint Augie K. Fabela II as a director of the Company (as an unaffiliated director), subject to the passing of resolution 12 below.

3.	To appoint Leonid Novoselsky as a director of the Company (as an unaffiliated director).

4.	To appoint Mikhail Fridman as a director of the Company (as a nominated director).

5.	To appoint Kjell Morten Johnsen as a director of the Company (as a nominated director).

6.	To appoint Oleg Malis as a director of the Company (as a nominated director).

7.	To appoint Alexey Reznikovich as a director of the Company (as a nominated director).

8.	To appoint Ole Bjorn Sjulstad as a director of the Company (as a nominated director).

9.	To appoint Jan-Edvard Thygesen as a director of the Company (as a nominated director).

Explanatory Information:

•

Members of the supervisory board are elected for one-year terms, which will expire at the annual general meeting of shareholders to be held in 2012 (unless the director is removed from office or his office is vacated in accordance with the bye-laws).

•

In accordance with Bermuda law and the bye-laws, the following candidates have been nominated for election to the supervisory board: Dr. Hans Peter Kohlhammer, Augie K. Fabela II , Leonid Novoselsky, Mikhail Fridman, Kjell Morten Johnsen, Oleg Malis, Alexey Reznikovich, Ole Bjorn Sjulstad and Jan-Edvard Thygesen. Each of these candidates has consented, in writing, to his nomination to the supervisory board. Information about the candidates for election to the supervisory board is attached to this document (Attachment 1). The nominees for appointment to the supervisory board consist of 3 unaffiliated directors and 6 nominated directors. Three of the nominated directors are nominated by each nominating shareholder, as provided in the bye-laws of the Company. The nominating shareholders for the purposes of the 2011 annual general meeting are Altimo Cooperatiev U.A. (“Altimo”) and Telenor East Holdings II AS (“Telenor”). Each of Dr. Hans Peter Kohlhammer, Augie K. Fabela II and Leonid Novoselsky has been nominated for appointment as an unaffiliated director. Each of Mikhail Fridman, Oleg Malis and Alexey Reznikovich has been nominated for appointment as a nominated director by Altimo. Each of Kjell Morten Johnsen, Ole Bjorn Sjulstad and Jan- Edvard Thygesen has been proposed as a nominated director by Telenor. The resolution for the appointment of Augie K. Fabela II as an unaffiliated director is subject to the passing by shareholders of the special resolution under proposal 12 to deem Augie K. Fabela II as “unaffiliated” and “independent” in connection with his appointment as a director.

Shareholder Approval Required:

The election of the supervisory board is conducted by cumulative voting, which allows proportionate representation of shareholders on the supervisory board. Each shareholder should multiply the number of voting shares that it holds by 9 (the number of directors to be elected to the supervisory board from the 9 nominated candidates) and either allocate all of these votes to one nominee or distribute the total number of votes among 2 or more of the nominees proposed to be elected to the supervisory board. Each shareholder should vote on each of proposals 1 to 9 by writing the number of votes allocated to each of the nominees selected by it in the appropriate box in the proxy form or voting instruction enclosed or, if attending the meeting, in the poll card or ballot handed out at the meeting. The sum of votes cast for the nominees selected by the shareholder may not exceed the total number of votes at such shareholder’s disposal for the appointment of directors.

PROPOSAL 10. RE-APPOINTMENT OF AUDITOR

Text of the Proposed Decision: To re-appoint Ernst & Young Accountants LLP as auditor of the Company for a term expiring at the 2012 annual general meeting of the Company and to authorise the supervisory board to determine its remuneration.

Explanatory Information:

•

In accordance with Bermuda law, the review and audit of the financial statements of a Bermuda company must be conducted by an external auditor. The appointment of the auditor is made by shareholders on an annual basis. The supervisory board may be authorised by the shareholders to determine the remuneration of the auditor.

•

The Company maintains its financial statements in accordance with US GAAP. The supervisory board has recommended that the shareholders approve the re-appointment of Ernst & Young Accountants LLP as the auditor of the Company and that the supervisory board is authorised to determine their remuneration.

Shareholder Approval Required:

This Proposal 10 requires the approval of shareholders holding more than 50% of the votes cast at the AGM.

PROPOSAL 11. EXTENSION OF PERIOD FOR PREPARATION OF ANNUAL ACCOUNTS

Text of the Proposed Decision: To extend the period within which the management board of the Company should prepare the statutory annual accounts over the financial year ending on 31 December 2010 by a maximum of six months.

Explanatory Information:

•

In accordance with applicable Dutch law, the management board of the Company should prepare the statutory annual accounts within five months after termination of the financial year. The shareholders may however resolve to extend that period by a maximum of six months.

•

The supervisory board proposes to extend the period within which the management board of the company should prepare the annual accounts over the financial year ending on 31 December 2010 by a maximum of six months.

Shareholder Approval Required:

This Proposal 11 requires the approval of shareholders holding more than 50% of the votes cast at the AGM.

PROPOSAL 12. TO DEEM AUGIE K. FABELA II AS “UNAFFILIATED” AND “INDEPENDENT”

That, in connection with the resolution to appoint Augie K. Fabela II as an unaffiliated director of the Company under resolution 2 above, Augie K. Fabela II will be deemed, for all purpose of the bye-laws of the Company, and for so long as he serves on the supervisory board of the Company, to be “Unaffiliated” and “Independent” (each as defined in the bye-laws of the Company) and that his nomination for appointment as an unaffiliated director is approved.

Explanatory Information:

•

Under the bye-laws of the Company, nominees for appointment to the supervisory board as unaffiliated directors must be both “unaffiliated” and “independent” within the terms of detailed definitions set out in the bye-laws. Part of that definition requires that the director nominee has not been a consultant to the Company within a period of 3 years prior to appointment and that the director nominee has not received, during any 12-month period within the last 3 years, more than $120,000 in direct compensation. Mr. Fabela co-founded OJSC VimpelCom in 1992 and served as its chairman until 2003. In 2003, Mr. Fabela was appointed chairman emeritus and since that time has served as an advisor to OJSC VimpelCom and now to the supervisory board and management of the Company on strategic issues, including the recent Wind Telecom combination. In connection with his role as chairman emeritus and an advisor to the supervisory board and management, Mr. Fabela has acted as a consultant to the Company and, in connection therewith, has received direct compensation of greater than $120,000 per year. In relation to his proposed election to the supervisory board as an unaffiliated director, Mr. Fabela and the Company have agreed to terminate his consulting arrangement and suspend the effectiveness of his appointment as chairman emeritus for as long as he serves as an unaffiliated director on the supervisory board.

•

In his role as chairman emeritus, Mr. Fabela has continued to be an active and valued advisor to the Company’s supervisory board and management, providing guidance and insight on the strategic direction the Company has taken. Over his years of service to the Company and its shareholders, Mr. Fabela has inspired the Company’s core values of transparency, strong corporate governance, quality and innovation and has developed an intimate knowledge of the Company and the markets in which it competes.

•

In consideration of the above-stated qualifications of Mr. Fabela, and notwithstanding his role as chairman emeritus and advisor to the supervisory board and management, the supervisory board views Mr. Fabela as an ideal candidate to serve as an unaffiliated director on the Company’s supervisory board at this important stage of the Company’s development. It is therefore proposed that a special resolution of shareholders will be passed in order to approve that Mr. Fabela will be deemed, for all purposes of the bye-laws and for so long as he serves on the supervisory board of the Company, to be “unaffiliated” and “independent” for the purposes of his proposed appointment as an unaffiliated director, and that his nomination for appointment as an unaffiliated director is approved.

Shareholder Approval Required

This Proposal 12 will be proposed as a special resolution and requires the approval of shareholders holding 75% or more of the votes cast at the AGM.

Attachment 1 to the Notice

INFORMATION ON THE NOMINEES FOR THE APPOINTMENT TO THE SUPERVISORY BOARD OF VIMPELCOM LTD.

Hans Peter Kohlhammer has been a director of the Company since April 2010. Dr. Kohlhammer has been the Chief Executive Officer of KPC Kohlhammer Consulting, Munich, since August 2006. From 2003 to 2006 he was the Chief Executive Officer and Director General of the telecom company SITA SC, Geneva. From 2001 until 2003 he was the President and Chief Executive Officer of Grundig AG, Nuremberg. In 2000 and 2001 he was a self-employed consultant, and from 1998 to 2000 he had various management positions in Esprit Telecom plc, London. Mr Kohlhammer has a doctorate degree in Mathematics from Bonn University (PhD). Dr. Kohlhammer is a member of the Company’s audit committee and nominating and corporate governance committee.

Augie K. Fabela II, a founder of OJSC VimpelCom, served as Chairman until 2003. Mr. Fabela created the Beeline brand, which has been ranked as a Global 100 brand, and in 1996 he led VimpelCom to become the first Russian company to list its shares on the NYSE. In 2001 and 2002, Mr. Fabela brought both Telenor and Alfa Group into OJSC VimpelCom as strategic shareholders. In 2003, Mr. Fabela became Chairman Emeritus and in that position has served as a valued strategic advisor to the Company’s Board and management, including the Wind Telecom combination which made VimpelCom the 6th largest mobile telecoms in the world. Mr. Fabela serves on several other boards and is engaged in leading various philanthropic and civic causes.

Leonid R. Novoselskiy has been a director of the Company since June 2006. He is co-founder and the President of the Gradient Group. Since September 2008 he has been a member of the board of directors of OJSC “Protec”, one of the largest pharmaceutical distributors in Russia. Mr. Novoselskiy graduated from the Moscow Institute of Steel and Alloys and in 1999, received an MBA from the Wharton Business School, USA. Mr. Novoselskiy is a member of the Company’s audit committee and nominating and corporate governance committee.

Mikhail M. Fridman has been a director of the Company since April 2010. Mr. Fridman currently serves as a member of the Board of Directors of OJSC Alfa-Bank, as well as Chairman of the Supervisory Board of Alfa Group Consortium, and Chairman of the Board of OJSC TNK - BP. He serves as member of the Supervisory Board of X5 RETAIL GROUP N. V. He is a member of the Public Chamber of the Russian Federation. Since 1989 Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Alfa Eco Telecom (ALTIMO) and CJSC Trade House Perekriostok. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys in 1986.

Kjell-Morten Johnsen has been a director of our company since June 2007. Mr. Johnsen is the CEO of Telenor Serbia, as of March 2009. Before his appointment in Serbia, Mr. Johnsen served as Senior Vice president of Telenor Central & Eastern Europe and Head of Telenor Russia from February 2006. From 2001 to 2006, Mr. Johnsen worked as Vice president of Telenor Networks with responsibility for Telenor ASA’s fixed line activities in Russia and the CIS. From 1996 to 2000, Mr. Johnsen worked with Norsk Hydro, where he held executive positions both as country manager in Ukraine and as a manager at the regional headquarters for the CIS, Africa and Latin America, based in Paris. Mr. Johnsen served as a member of Golden Telecom, Inc.’s board of directors from December 2003 to February 2008. Mr. Johnsen holds a master’s degree in business administration in strategic management from the Norwegian School of Economics and Business Administration.

Oleg A. Malis has been a director of the Company since April 2010. Since May 2006, Mr. Malis has served as a member of the board of directors of Turkcell. He has served as Senior Vice President of Altimo since 2005 but left Altimo as of 1 January 2011. From November 2005 until February 2008, he served as a member of the board of directors of Golden Telecom. From 2003 to 2005, Mr. Malis held the office of Senior Vice President and Director of M&A at Golden Telecom. Prior to this time, Mr. Malis held leading positions at Corbina Telecom, a company which he co-founded in 1993. Mr. Malis graduated from Moscow State Aviation Technological University, Faculty of Ergonomics in 1996.

Alexey M. Reznikovich has been Altimo`s CEO since June 2005. He has been a director of Alfa Group, Altimo’s parent company, since 2002, with overall responsibility for business development and management supervision of the group`s assets. Mr. Reznikovich is also a director of OAO VimpelCom, one of Russia’s two largest mobile phone companies; Trading House Smirnov, the Russian drinks company; A1 Group, one of Russia’s leading investment companies; Perekriostok Group, a leading Russian supermarket chain; and Russian Technologies, a venture capital fund concentrating on the development of promising Russian technology.

From December 1998 to 2000, Mr. Reznikovich was a partner at McKinsey & Co. Following this, he founded EMAX, a new business venture to develop internet centres in Russia and was a director of EMAX and of CAFEMAX, an internet cafe chain, since February 2001. Prior to his time at McKinsey, Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld in the USA. He graduated from the Economics Faculty of Moscow State University and received his MBA from Georgetown University in the USA and INSEAD in France.

Ole Bjorn Sjulstad has been a director of the Company since April 2010. Mr. Sjulstad joined the Telenor Group in 2000 as a Vice President. Mr. Sjulstad then served as Managing Director of Telenor Asia Pte Ltd in Singapore from 2002 until 2004 when he relocated to Norway. He continued focusing on emerging markets in Asia as Senior Vice President and Director of Corporate Development, Asia region. In May 2007, he joined Telenor’s Central & Eastern European regional unit. In March 2009 Mr. Sjulstad was appointed as Head of Telenor Russia, Moscow. Mr. Sjulstad has served on the board of directors of Grameenphone Ltd, Bangladesh (2002 – 2008), and on the boards of directors of Telenor’s telecommunication companies in Thailand and Malaysia. Prior to joining the Telenor Group Mr. Sjulstad served over a ten year period in various leadership positions in the oil & gas engineering company now named FMC Technologies, and six years in the IT industry. Mr. Sjulstad holds degrees in Mechanical Engineering and Business Administration from Norway, and has completed the Program for Executive Development at IMD, Switzerland.

Jan-Edvard Thygesen has been a director of the Company since April 2011. Mr. Thygesen has served as Executive Vice President of Telenor ASA since 1999. Since January 2006, he has served as Head of Telenor’s Central & Eastern European operations. Since joining Telenor in 1979, Mr. Thygesen has held various positions, including Chief Executive Officer of Sonofon, Executive Vice President and General Manager of Telenor Nordic Mobile, Executive Vice President of Telenor Mobil, President of Telenor Invest AS, Executive Vice President of Telenor Bedrift AS and President of Telenor Nett AS. He has also served as President of Esat Digifone, Ireland. He is presently serving as Chairman of the boards of directors of Telenor Montenegro and Telenor Serbia, in addition to being a director of various other Telenor affiliates. Mr. Thygesen holds a bachelor’s of science in Electronics and Telecommunications from the Norwegian Institute of Technology. Mr. Thygesen is a member of the Company’s compensation committee.

VIMPELCOM LTD.

PROXY FORM

Your proxy must be received by 10.00 am central European time on 27 June 2011 to be counted in the final tabulation of proxy votes for the meeting.

This proxy is solicited on behalf of the supervisory board of VimpelCom Ltd. (the “Company”) for the 2011 annual general meeting of VimpelCom Ltd. shareholders to be held on 28 June 2011.

The undersigned appoints Jeffrey David McGhie and Cornelis Hendrik Van Dalen as proxies, each with full power of substitution, and authorises each of them to represent and to vote, as designated below, all common shares and/or convertible preferred shares of VimpelCom Ltd. held of record by the undersigned on 6 June 2011, at the meeting and at any adjournment of the meeting. The undersigned further authorizes the proxies to vote in their discretion upon such other matters as may properly come before the meeting (including any motion to amend the resolutions proposed at the meeting and any motion to adjourn the meeting) and at any adjournment of the meeting.

Name of registered shareholder

Signature

Signature (if held by joint holders)

Date:

Please print your name exactly as your name appears in the register of shareholders of the Company and sign this proxy form. Proxies should be dated when signed. Where shares are held by joint holders, both should sign. When signing as attorney, executor, administrator, trustee, guardian or other similar capacity, please give your full title as such. If a corporation, a duly authorized officer of the corporation should sign on behalf of the corporation, or the seal of the corporation should be affixed. If a partnership, a partner should sign in the partnership’s name.

Please mark, sign, date and return this proxy card by mail to VimpelCom Ltd., Attn: Legal Department, Claude Debussylaan 15, 1082 MC Amsterdam, the Netherlands or send a scanned copy of it by e-mail to barbara.nijhuis@vimpelcom.com. In order for your mailed proxy to be counted, your proxy must be received no later than 10.00 am central European time on 27 June 2011. Submitting your proxy will not affect your right to vote in person if you decide to revoke your proxy and attend the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED AND DELIVERED, WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF YOU SIGN AND RETURN THIS PROXY BUT NO DIRECTIONS ARE GIVEN, THEN THIS PROXY WILL BE VOTED SO THAT, IN RESPECT OF PROPOSALS 1 TO 9, THE VOTES TO WHICH YOU ARE ENTITLED ARE SPLIT EQUALLY BETWEEN EACH OF THE 9 CANDIDATES FOR ELECTION AS DIRECTORS AND, IN RESPECT OF EACH OF PROPOSALS 10, 11 AND 12, “FOR” THE PROPOSAL AND IN THE DISCRETION OF THE PROXIES UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

Votes must be indicated in Black or Blue ink.	MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

1. To appoint Dr. Hans Peter Kohlhammer as an unaffiliated director.	VOTES FOR

2. To appoint Augie K. Fabela II as an unaffiliated director, subject to the passing of resolution 12 below.	VOTES FOR

3. To appoint Leonid Novoselsky as an unaffiliated director.	VOTES FOR

4. To appoint Mikhail Fridman as a nominated director.	VOTES FOR

5. To appoint Kjell Marten Johnsen as a nominated director.	VOTES FOR

6. To appoint Oleg Malis as a nominated director.	VOTES FOR

7. To appoint Alexey Reznikovich as a nominated director.	VOTES FOR

8. To appoint Ole Bjorn Sjulstad as a nominated director.	VOTES FOR

9. To appoint Jan-Edvard Thygesen as a nominated director.	VOTES FOR

10. To re-appoint Ernst & Young Accountants LLP as auditor and to authorise the supervisory board to determine its remuneration	FOR ☐	AGAINST ☐	ABSTAIN ☐

11. To extend the period for preparation of the statutory annual accounts of the Company.	FOR ☐	AGAINST ☐	ABSTAIN ☐

12. To resolve that Augie K. Fabela II will be deemed “unaffiliated” and “independent” for the purposes of his appointment as a director.	FOR ☐	AGAINST ☐	ABSTAIN ☐